UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 18, 2014



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on December 18, 2014, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the first quarter Fiscal 2015 ended November 29, 2014.

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on December 18, 2014, as Exhibit 99.1 which is included herein. The press release was issued to report that on December 17, 2014, the Board of Winnebago Industries, Inc. approved a quarterly cash dividend of $0.09 per share of common stock, payable on February 4, 2015 to shareholders of record at the close of business on January 21, 2015.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated December 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

(Registrant)

Date: December 18, 2014	By:	/s/ Randy J. Potts
	Name:	Randy J. Potts
	Title:	Chairman of the Board, Chief Executive Officer and President

 **News Release**

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES FIRST QUARTER FISCAL 2015 RESULTS
-- Board of Directors Approve Quarterly Cash Dividend of $0.09 Per Share --

FOREST CITY, IOWA, December 18, 2014 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's first quarter of Fiscal 2015.

First Quarter Fiscal 2015 Results
Revenues for the Fiscal 2015 first quarter ended November 29, 2014 were $224.4 million, an increase of 0.8%, versus $222.7 million for the Fiscal 2014 first quarter. Operating income was $14.4 million for the Fiscal 2015 first quarter compared to $16.0 million last year. Net income in the Fiscal 2015 first quarter was $9.9 million, or $0.37 per diluted share, versus $11.1 million, or $0.40 per diluted share, last year.

Year over year, first quarter financial results were negatively impacted by labor constraints and supply chain disruptions, which impacted production and delayed the completion and shipment of motorized units. As a result of these operational events, the Company incurred significant production variances in the quarter compared to the same period a year ago, primarily in the form of higher labor-related expenses, including an increase in workers compensation expense, all of which negatively impacted variable costs and margins in the quarter.

Motorhome unit shipments grew 1.3% in the quarter, however revenue declined 0.7%, a result of lower motorhome average sales prices (ASP) of 2.2% due to product mix. Towables operating income improved $0.9 million and was positively impacted by towables revenue growth of 29.2%, comprised of a 15.8% improvement in ASP and a 12.8% increase in units.

Compared to the same period of last year, the Company's motorhome retail registrations increased 19% in the first quarter of Fiscal 2015 and 30% on a rolling 12-month basis, based on internally reported retail information.

Quarterly Cash Dividend
On December 17, 2014, the Company's board of directors approved a quarterly cash dividend of $0.09 per share payable on February 4, 2015 to common stockholders of record at the close of business on January 21, 2015.

Share Repurchase Update
During the Fiscal 2015 first quarter, the Company repurchased approximately 272,000 shares of its common stock for approximately $6.0 million, at an average price of $21.86 per share. At November 29, 2014, the Company had authority to repurchase shares worth up to $7.6 million remaining under its stock repurchase program, which has no time restriction.

Management Comments
Chairman, CEO and President Randy Potts commented, "We faced significant operational challenges in the first quarter because of variances attributed in large part to labor-related inefficiencies and supply chain disruptions, which impacted our ability to finish and ship all of the units we otherwise would have. We are disappointed with the effect these issues, along with the corresponding increased expenses, had on our first quarter profitability. We have made significant progress and will continue to work to resolve these issues throughout the second quarter. On a positive note, we are encouraged with the 12% increase sequentially in backlog from the fourth quarter of Fiscal 2014. Further, with double-digit growth in motorhome retail registrations, both year over year and on a rolling 12-month basis, consumer demand for our products remains very strong. We look forward to improving results as Fiscal 2015 progresses."

Chief Financial Officer Sarah Nielsen added, "Operating cash flow in the first quarter was impacted by higher inventory levels, primarily the result of increased raw materials and work in process inventory and is reflective of both the strong demand for our products and the operational issues that we experienced during the quarter. As we resolve operational issues, we anticipate improvements in working capital related to this matter in the second quarter. However, at the same time, we also expect similar working capital needs as we prepare for the rental build season."

Conference Call
Winnebago Industries, Inc. will conduct a conference call to discuss first quarter Fiscal 2015 results at 9 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.wgo.net/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc., "The Most Recognized Name in Motor Homes®, is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers, fifth wheel products, and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://www.wgo.net/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Income
(In thousands, except percent and per share data)

	Quarter Ended			
	November 29, 2014		**November 30, 2013**	
Net revenues	$ 224,403	100.0%	$ 222,670	100.0%
Cost of goods sold	200,017	89.1%	196,708	88.3%
Gross profit	24,386	10.9%	25,962	11.7%
Operating expenses:				
Selling	4,707	2.1%	4,333	1.9%
General and administrative	5,237	2.3%	5,623	2.5%
Total operating expenses	9,944	4.4%	9,956	4.5%
Operating income	14,442	6.4%	16,006	7.2%
Non-operating income	7	—%	91	—%
Income before income taxes	14,449	6.4%	16,097	7.2%
Provision for taxes	4,554	2.0%	4,951	2.2%
Net income	$ 9,895	4.4%	$ 11,146	5.0%
Income per common share:				
Basic	$ 0.37		$ 0.40	
Diluted	$ 0.37		$ 0.40	
Weighted average common shares outstanding:				
Basic	26,969		27,851	
Diluted	27,078		27,971	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

		Nov 29, 2014		Aug 30, 2014
ASSETS				
Current assets:				
Cash and cash equivalents	$	27,803	$	57,804
Receivables, net		62,801		69,699
Inventories		150,753		112,848
Investment in operating leases		9,951		15,978
Prepaid expenses and other assets		6,525		5,723
Deferred income taxes		9,796		9,641
Total current assets		267,629		271,693
Total property and equipment, net		26,295		25,135
Investment in life insurance		25,303		25,126
Deferred income taxes		24,091		24,029
Goodwill		1,228		1,228
Other assets		10,021		11,091
Total assets	$	354,567	$	358,302
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	40,298	$	33,111
Operating lease repurchase obligations		10,177		16,050
Income taxes payable		4,471		2,927
Accrued expenses		39,348		47,631
Total current liabilities		94,294		99,719
Long-term liabilities:				
Unrecognized tax benefits		2,905		3,024
Postretirement health care and deferred compensation benefits, net of current portion		61,637		62,811
Total long-term liabilities		64,542		65,835
Stockholders' equity		195,731		192,748
Total liabilities and stockholders' equity	$	354,567	$	358,302

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Quarter Ended	
	Nov 29, 2014	Nov 30, 2013
Operating activities:		
Net income	$ 9,895	$ 11,146
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,061	984
LIFO expense	380	431
Postretirement benefit income and deferred compensation expenses	(154)	(139)
Stock-based compensation	901	952
Provision for doubtful accounts	(4)	—
Deferred income taxes including valuation allowance	(447)	366
Increase in cash surrender value of life insurance policies	(187)	(286)
(Gain) loss on disposal of property	(17)	8
Change in assets and liabilities:		
Inventories	(38,285)	(10,368)
Receivables, prepaid and other assets	6,841	(13,928)
Investment in operating leases, net of repurchase obligations	154	—
Income taxes and unrecognized tax benefits	1,794	4,584
Accounts payable and accrued expenses	(632)	(4,675)
Postretirement and deferred compensation benefits	(922)	(970)
Net cash used by operating activities	(19,622)	(11,895)
Investing activities:		
Proceeds from the sale of investments	—	2,350
Purchases of property and equipment	(2,310)	(1,693)
Proceeds from the sale of property	17	1
Other	293	153
Net cash (used in) provided by investing activities	(2,000)	811
Financing activities:		
Payments for purchase of common stock	(5,950)	(5,561)
Payments of cash dividends	(2,442)	—
Proceeds from exercise of stock options	—	2,080
Other	13	25
Net cash used in financing activities	(8,379)	(3,456)
Net decrease in cash and cash equivalents	(30,001)	(14,540)
Cash and cash equivalents at beginning of period	57,804	64,277
Cash and cash equivalents at end of period	$ 27,803	$ 49,737
Supplemental cash flow disclosure:		
Income taxes paid	$ 3,207	$ —

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended				Change	
	Nov 29, 2014	Product Mix % [1]	Nov 30, 2013	Product Mix % [1]	Units	% Change
Class A gas	615	30.3%	710	35.4%	(95)	(13.4)%
Class A diesel	312	15.4%	397	19.8%	(85)	(21.4)%
Total Class A	927	45.6%	1,107	55.2%	(180)	(16.3)%
Class B	188	9.3%	102	5.1%	86	84.3 %
Class C	916	45.1%	796	39.7%	120	15.1 %
Total motor homes	2,031	100.0%	2,005	100.0%	26	1.3 %
Travel trailer	461	84.4%	407	84.1%	54	13.3 %
Fifth wheel	85	15.6%	77	15.9%	8	10.4 %
Total towables	546	100.0%	484	100.0%	62	12.8 %

[1] Percentages may not add due to rounding differences.

Unaudited Backlog

	As Of				Change	
	November 29, 2014		November 30, 2013			%
	Units	% [1]	Units	% [1]	Units	Change
Class A gas	429	20.2%	1,382	39.1%	(953)	(69.0)%
Class A diesel	303	14.3%	521	14.7%	(218)	(41.8)%
Total Class A	732	34.5%	1,903	53.8%	(1,171)	(61.5)%
Class B	340	16.0%	317	9.0%	23	7.3 %
Class C	1,050	49.5%	1,314	37.2%	(264)	(20.1)%
Total motor home backlog [2]	2,122	100.0%	3,534	100.0%	(1,412)	(40.0)%
Travel trailer	94	61.0%	117	77.5%	(23)	(19.7)%
Fifth wheel	60	39.0%	34	22.5%	26	76.5 %
Total towable backlog [2]	154	100.0%	151	100.0%	3	2.0 %
Total approximate backlog revenue dollars (in 000's):						
Motor home	$ 201,373		$ 340,703		$ (139,330)	(40.9)%
Towable	4,837		3,401		1,436	42.2 %

[1] Percentages may not add due to rounding differences.
[2] Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of		Change	
	Nov 29, 2014	Nov 30, 2013		
Motor homes	4,192	3,135	1,057	33.7%
Towables	1,682	1,591	91	5.7%